For Release: March 13, 2025 Attention: Business Editors VERSABANK TO PARTICIPATE IN 37TH ANNUAL ROTH CONFERENCE IN DANA POINT CALIFORNIA MARCH 16-18, 2025 LONDON, ONTARIO/CNW/ – VersaBank (“VersaBank” or the “Bank”) (TSX: VBNK; NASDAQ: VBNK) today announced management will participate in the 37th Annual ROTH Conference to be held March 16-18, 2025 in Dana Point, California. VersaBank management will be participating in one-on-one meetings throughout the conference. Interested institutional investors should reach out to their ROTH representative to organize a meeting. About VersaBank VersaBank is a North American bank with a difference. Federally chartered in both Canada and the US, VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank launched its unique Receivable Purchase Program funding solution for point-of-sale finance companies, which has been highly successful in Canada for nearly 15 years, to the underserved multi-trillion-dollar US market. VersaBank also owns Washington, DC-based DRT Cyber Inc., a North America leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through its wholly owned subsidiary, Digital Meteor Inc. (“Digital Meteor”), VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank’s revolutionary Digital Deposit Receipts (“DDRs”). VersaBank’s Common Shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK. FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X